

Mail Stop 4561

November 6, 2015

Michael R. Cote, President
SecureWorks Holding Corporation
One Concourse Parkway NE, Suite 500
Atlanta, Georgia 30328

> **Re:** **SecureWorks Holding Corporation**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted October 22, 2015**
> **CIK No. 0001468666**

Dear Mr. Cote:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where we refer to prior comments, we are referring to our letter dated September 30, 2015.

Condensed Combined Financial Statements

Notes to Condensed Combined Financial Statements

Note 1 – Description of the Business and Basis of Presentation

Out-of-Period Adjustments, page F-33

1.   We note that the interim financial statements include adjustments for the three and six months ended July 31, 2015 to correct errors related to prior periods. Please quantify for us the impact of the adjustments on the individual line items for the three and six months ended July 31, 2015, reconciling with the May 1, 2015 financial statements presented in

your previous amendment. Revise your disclosure to describe the nature of the errors corrected and the prior periods to which they relate. Refer to ASC 250-10-50-7.

Note 6 – Subsequent Events

Note purchase agreement, page F-38

2.   We note your response to prior comment 2 that the company concluded that the notes are considered stock-settled debt, pursuant to ASC 470-20-55-18 and 19. Please describe for us your basis for concluding that the notes are eligible items under ASC 825-10-15-4.

3.   Please tell us what consideration was given to whether the convertible notes are within the scope of ASC 480-10. Refer to ASC 480-10-25-14 and 480-10-55-22.

You may contact Joyce Sweeney, Senior Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Katherine Wray
Attorney-Adviser
Office of Information Technologies
and Services

cc: Kevin Greenslade, Esq.
      Hogan Lovells US LLP